Exhibit (a)(1)(s)

infoCentre News for publication on 08/25/03.

To be followed up with reference in Abbreviations on 09/01/03.

Varied resources to help employees make Stock Option Exchange elections

PLANO – 25 August 2003

The EDS Stock Option Exchange Program’s election period starts today. The program provides eligible employees the opportunity to exchange certain stock options for a new grant in 2004 subject to the terms of EDS’ Offer to Exchange. Employees have until 7 p.m. U.S. Eastern time (24:00 UTC/GMT) on 23 September to make their elections.

The complete Offer to Exchange resource document describes the terms and conditions of the EDS Stock Option Exchange Program. It is available on the EDS Stock Option Exchange Web site or the Mellon Investor Services Web site.

All participants are encouraged to read the Offer to Exchange as well as additional information about the offer and how to make an election. Translated versions of the Offer to Exchange and related documents are available on both Web sites.

As described in the Offer to Exchange, employees may generally record their election decisions by using the Internet, calling an automated telephone election system or by calling Mellon Investor Services. In all cases, they will need the Personalized Identification Number (PIN) provided to all participants earlier today through e-mail, printed mail or hand-carried documents.

For detailed instructions on how to make an election, employees should refer to the Offer to Exchange.

The details of the exchange program are complex, so to help eligible employees better understand the program, EDS Human Resources has developed an Internet-based, online presentation. This presentation discusses stock options in general as well as the EDS exchange program. It lasts about 30 minutes and will be available 24 hours a day through the end of the election period. Presentation slides may be viewed in sequential order or any individual slide may be selected to review a specific point.

Questions about the EDS Stock Option Exchange Program that are not answered in the presentation materials or the Offer to Exchange may be directed to the Mellon Investor Services call center at 1 866 337 6781 or 1 201 296 4177, or they may be sent to EDSinquiries@melloninvestor.com.